Exhibit 99.4

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on December 22, 2014 for action to be taken

2013 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARE

Sky-mobi Limited (the “Company”)

ADS CUSIP No.:	83084G109.
ADS Record Date:	November 14, 2014
Meeting Specifics:	Annual General Meeting to be held on December 29, 2014 at 2:00 P.M. (China Standard Time) at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau (the “Meeting”).
Meeting Agendas:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 15, 2010.
Deposited Securities:	Common shares, par value $0.00005 per share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that pursuant to the Cayman Islands Law and Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) will vote on a show of hands unless a poll is demanded. When voting is made by show of hands, the Depositary shall vote or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of Holders giving instructions. In case of a poll, the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the Holders giving instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by the chairman or any shareholder present in person of by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given;

(b) substantial opposition exists; or (c) the rights of Holders may be materially adversely affected.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Proposal No. 1 –	Retirement and re-election of Mr. Michael Tao Song as a Class A director of the Company;

Proposal No. 2 –	Appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm up to March 31, 2015;

Proposal No. 3 –	Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

A. Issues	Sky-mobi Limited

	For	Against	Abstain
Proposal 1	___	___	___

Proposal 2	___	___	___

Proposal 3	___	___	___

B. Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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